VOTING RESULTS OF SPECIAL MEETING OF SHAREHOLDERS
A special meeting of shareholders (the "Special Meeting") of the Frontier Timpani Small Cap Growth
Fund (the "Fund"), a series of Frontier Funds, Inc. (the "Company"), was held on August 18, 2015.  At the Special Meeting, shareholders voted on a proposal to approve a new advisory agreement between
Timpani Capital Management LLC ("Timpani"), the investment adviser to the Fund, and the Company.
Further details regarding the proposal and the Special Meeting are contained in a definitive proxy statement filed with the SEC on June 24, 2015.
At the Special Meeting held on August 18, 2015, a new advisory agreement between Timpani and the
Company was approved by shareholders of the Fund as follows:
Votes For
Votes Against
Abstained
Broker Non-Votes
1,361,262
0
152,645
N/A